

July 30, 2013

Via E-mail
Mr. John Marmora
President and Chief Executive Officer
Rockford Minerals, Inc.
1057 Parkinson Road, Unit #9
Woodstock, Ontario, Canada N4S 7W3

> **Re:** **Rockford Minerals, Inc.**
> **Form 8-K**
> **Filed July 3, 2013**
> **File No. 001-34911**

Dear Mr. Marmora:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

General

1. We note you believe that your company is no longer considered a shell company, as that term is defined in Rule 12b-2 under the Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently, it appears that you have limited operations and revenues since inception, and assets consisting of nominal cash and nominal other assets. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company and that Rule 144 would be unavailable for the resale of your shares. This would include

revising your disclosure on page 35 to remove the "Item 5.06 Change in Shell Company Status" disclosure.

2. Please remove the "we may be deemed to have been a" and "if we were" cautionary language because Rockford Minerals "was" a shell company with a business plan to engage in natural resource exploration prior to this share exchange transaction.

3. Substantially revise throughout the Form 8-K to provide us with independent objective support for your assertions. As just one example, describe the basis for your assertions regarding the variety of major sunless tanning and traditional tanning products, the regulatory regime and approval status of certain products or drugs with the U.S. Food and Drug Administration ("FDA"), Occupational Safety and Health Administration ("OSHA") and Health Canada, and the disadvantages of competing tanning products. To the extent that you do not have objective support for your claims, please remove these references or characterize them as your beliefs and disclose a reasonable basis for these beliefs.

4. Please revise throughout the filing to present your disclosure consistent with your status as a developmental stage company. Therefore, distinguish more clearly between current and planned or anticipated business operations and activities. For example, provide a more detailed discussion of your business development with a brief explanation of your sales and a timeline to implement your anticipated marketing strategy.

Item 1.01 Entry into a Material Definitive Agreement, page 3

5. We note that Subco, your wholly-owned subsidiary, acquired 78% of the outstanding common shares of Tropic Spa Inc. ("TSI") from the TSI shareholders in exchange for the issuance of approximately 78 million preferred shares of Subco to the TSI shareholders. This transaction was accounted for as a reverse merger and TSI is the accounting acquirer. We further note in the introduction on page 2, that the preferred shares of Subco are exchangeable into one share of your common stock subject to certain restrictions. It appears to us that the TSI shareholders controlled Subco based on their preferred share voting rights. In this regard, please tell us the following:

- The basis of your conclusion that the shareholders of TSI obtained control of you and that the transaction should be accounted for as a reverse merger in accordance with ASC 805-10-55-12. Include in the response your consideration of Subco's preferred stock exchange restrictions in arriving at your conclusion.
- The total number of common shares outstanding before and after the closing date (June 28, 2013).
- For each right of Subco's preferred stock, tell us the nature and term(s) of such right.

6. Please remove the language "qualified in its entirety by reference to the complete text of the Exchange Agreement filed as Exhibit 10.1" because your description of the agreement should cover all material provisions of the agreement.

7. Revise your disclosure to explain when and how the parties were introduced and the reasons they decided to proceed with this transaction and this particular structure at this particular time. Discuss prior management's reasons for entering into the transaction with Tropic Spa in light of prior management's representations in its response letter dated September 8, 2011 regarding its Form 10 registration statement that management had "no plan, agreement, or understanding to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity." Identify any third parties or promoters, such as Mr. Glenn Collick, that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

8. Please explain why the parties structured the transaction so that the Tropic Spa shareholders received preferred shares in the Subco that are exchangeable into common shares of the registrant and entered into additional support and trust agreements to give them rights they would have if the registrant had simply issued common shares to the Tropic Spa shareholders. For example, address any tax, accounting, securities laws or other regulatory implications for structuring the transaction in this manner.

Description of Business, page 5

9. We note your reference to eliminating the "harmful health effects associated with traditional tanning beds" as a unique characteristic of your full-body home mist tanning system. Please briefly explain or cite an independent source to support this reference. Moreover, revise to provide research-based analysis to explain how exposure to traditional tanning beds may cause certain harmful effects. For example, differentiate between your product and the factors that may result in harmful health effects from the use of traditional tanning beds.

10. Please revise to make clear that the Food and Drug Administration's ("FDA") approval of dihydroxyacetone ("DHA") is restricted to external application, such as in the form of sunless tanning lotions and creams. Further, please disclose the following:

   • The FDA advises against inhaling, ingesting, or applying DHA to the lips and eye areas; and
   • The use of DHA in tanning booths, including misting devices, as an all-over spray has not been approved by the FDA since safety data to support its use has not been submitted to the agency for review and evaluation.

   Accordingly, please revise disclosure under "Government Regulations" to include a discussion of the Federal Food, Drug, and Cosmetic Act ("FD&C Act") as it relates to

DHA, the FDA's view on DHA and the role of the FDA and the Occupational Safety and Health Administration ("OSHA") in the tanning industry. Refer to http://www.fda.gov/Cosmetics/ProductandIngredientSafety/ProductInformation/ucm134064.htm.

11. Please file as exhibits any material agreements referenced on pages 5 through 7, such as agreements pursuant to which you purchased the Patent or other material intellectual property and the Share Subscription Agreements.

Products, page 7

12. We note your description that each unit contains the products necessary to complete 10 full-body mist tans in 12 second tanning cycles. Please explain how a 12 second full-body application may affect persons of different sizes. For example, discuss whether a customer may adjust the amount of spray applied or the duration of a tan cycle. Similarly, discuss whether factors exist that may impact the amount of full-body mist tans within each unit.

Home Use Airbrushing, page 9

13. We note your claim that the Temptu portable airbrush unit requires frequent tanning pod replacements to perform one full-body tan. Please revise this section to remove the reference to customer reviews. Customer reviews may not be objective or representative of all potential users. To the extent that you do not have independent objective support for your claims, please characterize them as your beliefs and disclose a reasonable basis for these beliefs.

Home Use Spray Tanning, page 10

14. Please revise your statement that you provide one of the only two spray machines available in the entire home use tanning market. For example, explain your position in the niche home market relative to other spray machines. Alternatively, delete this statement and revise your disclosure with an explanation highlighting, discussing, or differentiating features specific to your product.

15. Revise your description of the ShowerTan machine to clearly distinguish between your opinions and statements of fact. Please provide a reasonable basis for your beliefs.

Marketing Plan, page 11

16. Revise to prominently disclose that you have not begun implementing your marketing plan.

17. Please explain the significant amounts of marketing expenses described under "Management's Discussion and Analysis" in light of your disclosure in this section. Further, discuss how you intend to finance your anticipated step-by-step marketing plan.

Employees, page 12

18. Revise to indicate you currently rely on your sole officer, Mr. John Marmora.

Government Regulations, page 12

19. Please identify and explain the costs and effects of compliance with environmental laws as it relates to the manufacturing and recycling of your tanning solution and aerosol cans.

Risk Factors, page 13

Our inability to protect our intellectual property rights may force us to incur unanticipated costs, page 14

20. Please identify whether your home mist tanning system received a design or utility patent. Explain the significance of this distinction and discuss in general terms the extent of your intellectual property rights and protections.

We will incur increased costs as a result of being a public company, page 15

21. Please revise this risk factor in light of the fact that the registrant is already a reporting company that has been filing reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

22. Please provide an overview that discusses your plan of operations that includes the following:

- Economic or industry-wide factors relevant to you;
- How you earn revenues and income and generate cash;
- Your line of business, location of operations and principal products and services; and
- Provide insight into material opportunities, challenges and risks on which you are most focused for both the short term and long term, as well as the actions you are taking to address these opportunities, challenges and risks.

Results of Operations, page 18

23. Please delete your results of operations discussion since inception.

24. Please differentiate between and briefly summarize revenue earned as "sales revenue" and from "flyer distribution."

25. Please describe in detail the services performed pursuant to your management-related consulting fee expenses. We note this expense is approximately $417,500, or 44.8% of the $931,529 total expenses, during the past two and a half fiscal years.

26. Please include a separate line item for production costs (you currently present under "Revenue") and conform your disclosure of production costs throughout this section in your revised presentation herein.

27. Please revise your disclosure throughout this section to more fully discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, we note that revenues increased significantly for the six months ended February 28, 2013 and the year ended August 31, 2012; however, you did not explain why the numbers increased from the prior period.

Liquidity and Capital Resources, page 20

28. We note that after five years of operation, your consulting fees, office fees, and other general expenses continue to significantly exceed your operational capabilities. Please explain whether you expect this trend to continue or whether you intend to reduce your expenses relative to your business operations.

29. In your disclosure, you indicated that TSI has experienced negative cash flows from operations. Please revise to discuss your plans for obtaining sufficient cash to support your operations during the twelve-month period following the date of your most recent balance sheet presented.

Critical Accounting Policies

Intangible assets, page 21

30. We note that you recorded a patent (No. 7594593) related to the design of your home mist tanning system in the amount of CAD$6,342,279 since FY 2010 and such asset has not been amortized as of six months ended February 2013. You indicated that the Patent will be amortized "beginning in the year that commercial production and sale of units commences." We further note throughout the Form 8-K that the company recognized revenue from sales of Home Mist Tanning Units since 2011. Please tell us the basis of your conclusion that the commercial production and sale of units has not been commenced and no patent amortization should be recognized for period ended February 2013, FY 2012 and FY 2011. Refer to your basis in the accounting literature.

31. You disclosed that the "Patent is recorded at the value attributed to the shares issued to the Originating Companies and shareholders of TGSI less accumulated amortization." However, we note on page 6 under "Our Corporate History and Background," that the Patent was valued at the amount of shares issued to the five companies that developed the home mist tanning system in 2007 and additional costs incurred subsequent to the execution of a share subscription agreement. Also, there was no amortization expenses recognized since the issuance of the Patent. As such, please revise your disclosure throughout the filings accordingly.

32. Please file as an exhibit the February 2012 agreement with the fitness company to insert advertising brochures in your packages shipped in Canada. We note that you have generated a significant percentage of your revenues from this agreement.

Security Ownership of Certain Beneficial Owners and Management, page 23

33. Please explain how you calculated the beneficial ownership amounts in the table by reference to Rule 13d-3 and the operation of the Subco preferred shares and trust agreement under the Share Exchange Agreement.

34. Please discuss the trust agreement under the Share Exchange Agreement. Refer to Instruction 7 of Item 403 of Regulation S-K.

Directors and Executive Officers, page 24

35. For clarity and consistency, please revise references to your executive officer, Mr. John Marmora, in the singular form.

Certain Relationships and Related Transactions, and Director Independence, page 28

36. Please confirm whether Messrs. Marmora and Bellamy each received 29,000,000 common shares of Tropic Spa on November 15, 2012. If so, please revise to clearly state this fact.

37. Please identify any promoters pursuant to Item 404(c)(2). Refer to Item 404(d)(2).

Market Price of and Dividends on Our Common Equity and Related Stockholders Matters, page 29

Dividends, page 30

38. Please discuss the restrictions on the payment of dividends on your common stock as a result of the support and trust agreements under the Share Exchange Agreement.

Description of Securities, page 31

39. Please discuss the impact of the support and trust agreements under the Share Exchange Agreement as well as other rights of the Subco exchangeable preferred shares that would impact the rights of the registrant's common stockholders.

Item 5.01 Changes in Control of Registrant, page 35

40. Please identify the person(s) from whom control was assumed. Refer to Form 8-K Item 5.01(a)(6).

Exhibit 99.1. Audited Financial Statements of Tropic Spa Inc. for the Year Ended August 31, 2012

Sales, Other Revenue and Deferred Revenue, page 8

41. We note the $37,500 unearned revenue in your balance sheets as of August 31, 2012 related to your flyer distribution agreement. It appears you are recognizing the unearned revenue prior to receiving an upfront payment. Please tell us why your accounting is appropriate. Refer to your basis in the accounting literature.

Exhibit 99.3. Unaudited Interim Financial Statements of Tropic Spa Inc. for the Periods Ended February 28, 2013 and 2012

Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies, pages 5 and 6

42. We note that Tropic Spa Inc. ("TSI") is a development stage company and has accumulated deficits and negative operating cash flow for the years ended 2010, 2011, 2012 and the period ended February 28, 2013. It appears that there is a substantial doubt about the Company's ability to continue as a going concern. However, there is no going concern disclosure in the footnotes of the financial statements. Please tell us your basis for concluding that no substantial doubt exists.

Significant Accounting Policies, page 6

43. State, if true, that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Exhibit 99.4. Unaudited Pro Forma Financial Statements for the Year Ended October 31, 2012 and Three Months Ended April 30, 2013

Pro-Forma Statements of Operations, pages 3 and 4

44. Present the net loss per share and the weighted average shares outstanding used to determine the net loss per share.

Notes to the Pro-Forma Financial Statements

3. Pro-Forma Adjustments, page 7

45. Please tell us how you accounted for the preferred shares issued. We are unable to locate an adjustment for the issuance of preferred shares in the pro forma balance sheet.

46. Please tell us how you accounted for the noncontrolling interest and how such interest was determined.

47. Please refer to (b). We note that "the former shareholders and management of TSI control approximately 87% of the issued and outstanding common stock of RMI." Please tell us how you determined the 87%. It is our understanding that the former shareholders and management of TSI control 78% of TSI.

Updating

48. Update the financial statements of Tropic Spa Inc. and applicable sections for the nine month periods ended May 31, 2013 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3628 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney Advisor, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Christopher Little, Esq.
        Bacchus Law Corporation